Exhibit 99.4

VOTING INSTRUCTION FORM THERATECHNOLOGIES INC. MEETING TYPE: Special Meeting MEETING DATE: Friday, September 12, 2025 at 10:00 A.M. EDT RECORD DATE: For holders as of August 13, 2025 PROXY DEPOSIT DATE: September 10, 2025 A/C 88338H704 ** ISSUER COPY ** STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: Vote at proxyvote.com using your computer or mobile data device. SCAN TO VIEW MATERIAL AND VOTE NOW BY TELEPHONE: You may enter your voting instructions by telephone at: 1-800-454-8683 BY MAIL: This voting instruction form may be returned by mail in the envelope provided. REMINDER: Please review the information / proxy circular before voting. See Voting Instruction No. 2 on reverse. *** WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. *** Here is the extracted text from the fourth image: STEP 2 COMPLETE YOUR VOTING DIRECTIONS Fill in only one box per item in black or blue ink. ITEM(S): Voting recommendations are indicated by bold text over the boxes. (Fill in only one box ‘☐’ per item in black or blue ink) 1 To consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix C attached to the accompanying management proxy circular (the “Circular”), approving a statutory plan of arrangement (the “Arrangement”) under Chapter XVI—Division II of the Business Corporations Act (Quebec) (the “QBCA”) involving the Corporation and CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”), as more particularly described in the Circular. RECOMMENDATION: ☐ FOR ☐ AGAINST NOTE: To attend and vote at the virtual meeting, YOU MUST mark the box on the right below and submit this voting instruction form in accordance with the instructions on the front side of this form. After obtaining a valid legal proxy from your intermediary, YOU MUST ALSO go to https://www.computershare.com/Theratech and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the designate with a username to gain entry to the virtual meeting. Failure to complete these steps with Computershare will result in the designate not being able to vote at the Meeting and only being able to attend as a guest. FILL IN THE BOX TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON ☐ STEP 3 THIS DOCUMENT MUST BE SIGNED AND DATED ISSUER CONFIRMATION COPY—INFO ONLY SIGNATURE(S) INVALID IF NOT SIGNED M M D D Y Y ☐

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

** ISSUER COPY **
2
2

VOTING INSTRUCTION FORM

SPECIAL MEETING
THERATECHNOLOGIES INC.

WHEN:
FRIDAY, SEPTEMBER 12, 2025 AT 10:00 A.M. EDT

WHERE:
Offices of Fasken Martineau DuMoulin LLP
located at 800 Square Victoria
Suite 3500, Montreal, Quebec and
virtually via live audio webcast at
https://meetnow.global/MDUWLGW

THERATECHNOLOGIES INC.
2015 PEEL STREET, SUITE 1100,
MONTREAL, QC H3A 1T8
CANADA

About Voting
A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement.

The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

Please read the Proxy Statement carefully and take note of any relevant proxy deposit date.

We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.

If you have any questions, please contact the person who services your account. We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement.

For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form.

For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward.

Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote securities held in their clients' accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients' securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election.

If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed "routine" in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date.

The following instructions provide specifics regarding the meeting for which this voting form applies.

Instruction 1
All proposals for this meeting are considered "routine". We may vote in our discretion on all proposals, if your instructions are not received.

If your securities are held by a bank, your securities cannot be voted without your specific instructions.

Instruction 2
In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions.

If your securities are held by a bank, your securities cannot be voted without your specific instructions.

Instruction 3
In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions.

Instruction 4
We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted.

**If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer.

These materials are being sent at no cost to you.

To attend the meeting and vote your shares in person or virtually (as applicable)
If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person or virtually (as applicable), subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address of the beneficial holder noted above. **You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement.** You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective.

This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials
By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.

05022021

PLEASE SEE OVER

88338H704

2
2

S19606-

VOTING INSTRUCTION FORM THERATECHNOLOGIES INC. MEETING TYPE: SPECIAL MEETING MEETING DATE: FRIDAY, SEPTEMBER 12, 2025 AT 10:00 A.M. EDT RECORD DATE: FOR HOLDERS AS OF AUGUST 13, 2025 PROXY DEPOSIT DATE: SEPTEMBER 10, 2025 A/C 88338H803 ISSUER COPY STEP 1 REVIEW YOUR VOTING OPTIONS ONLINE: VOTE AT PROXYVOTE.COM USING YOUR COMPUTER OR MOBILE DATA DEVICE. SCAN TO VIEW MATERIAL AND VOTE NOW BY TELEPHONE: YOU MAY ENTER YOUR VOTING INSTRUCTIONS BY TELEPHONE AT: 1-800-454-8683 BY MAIL: THIS VOTING INSTRUCTION FORM MAY BE RETURNED BY MAIL IN THE ENVELOPE PROVIDED. REMINDER: PLEASE REVIEW THE INFORMATION / PROXY CIRCULAR BEFORE VOTING. SEE VOTING INSTRUCTION NO. 2 ON REVERSE WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE. STEP 2 ITEM(S): VOTING RECOMMENDATIONS ARE INDICATED BY BOLD TEXT OVER THE BOXES (FILL IN ONLY ONE BOX “☐” PER ITEM IN BLACK OR BLUE INK) 1. To consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix C attached to the accompanying management proxy circular (the “Circular”), approving a statutory plan of arrangement (the “Arrangement”) under Chapter XVI—Division II of the Business Corporations Act (Quebec) (the “QBCA”) involving the Corporation and CB Biotechnology, LLC (the “Purchaser”), an affiliate of Future Pak, LLC (“Future Pak”), as more particularly described in the Circular. RECOMMENDATION: FOR FOR ☐ AGAINST ☐ NOTE To attend and vote at the virtual meeting, YOU MUST mark the box on the right below and submit this voting instruction form in accordance with the instructions on the front side of this form. After obtaining a valid legal proxy from your intermediary, YOU MUST ALSO go to https://www.computershare.com/Theratech and provide Computershare with the name and email address of the person you are appointing. Computershare will use this information ONLY to provide the designate with a username to gain entry to the virtual meeting. Failure to complete these steps with Computershare will result in the designate not being able to vote at the Meeting and only being able to attend as a guest. FILL IN THE BOX ‘☐’ TO THE RIGHT IF YOU PLAN TO ATTEND THE MEETING AND VOTE THESE SHARES IN PERSON. ☐ STEP 3 THIS DOCUMENT MUST BE SIGNED AND DATED. Left box: * ISSUER CONFIRMATION COPY—INFO ONLY * Right box: M M D D Y Y SIGNATURE(S) *INVALID IF NOT SIGNED*

Broadridge™

51 MERCEDES WAY
EDGEWOOD NY 11717

** ISSUER COPY **
3
3

VOTING INSTRUCTION FORM

SPECIAL MEETING
THERATECHNOLOGIES INC.

WHEN:
FRIDAY, SEPTEMBER 12, 2025 AT 10:00 A.M. EDT

WHERE:
Offices of Fasken Martineau DuMoulin LLP
located at 800 Square Victoria
Suite 3500, Montreal, Quebec and
virtually via live audio webcast at
https://meetnow.global/MDUWLGW

THERATECHNOLOGIES INC.
2015 PEEL STREET, SUITE 1100,
MONTREAL, QC H3A 1T8
CANADA

About Voting
A meeting is being held for the holders of the securities listed on the other side of this form. As a beneficial holder of the securities you have the right to vote on the item(s) being covered at the meeting, which are described in the Proxy Statement.

The control number has been assigned to you to identify your shares for voting. You must keep your control number confidential and not disclose it to others other than when you vote using one of the voting options set out on this form. Should you send this form or provide your control number to others, you are responsible for any subsequent voting of, or subsequent inability to vote, your shares.

Please read the Proxy Statement carefully and take note of any relevant proxy deposit date.

We need to receive your voting instructions at least one business day before the proxy deposit date noted on the reverse.

If you have any questions, please contact the person who services your account. We have been requested to forward to you the enclosed proxy material relative to securities held by us in your account but not registered in your name. Only we as the holder of record can vote such securities. We shall be pleased to vote your securities in accordance with your wishes, if you will execute the form and return it to us promptly in the enclosed business reply envelope. It is understood that if you sign without otherwise marking the form your securities will be voted as recommended in the Proxy Statement.

For this meeting, the extent of our authority to vote your securities in the absence of your instructions can be determined by referring to the applicable voting instruction number indicated on the face of your form.

For margin accounts, in the event your securities have been loaned over record date, the number of securities we vote on your behalf has been or can be adjusted downward.

Please note that under a rule amendment adopted by the New York Stock Exchange for shareholder meetings held on or after January 1, 2010, brokers are no longer allowed to vote securities held in their clients' accounts on uncontested elections of directors unless the client has provided voting instructions (it will continue to be the case that brokers cannot vote their clients' securities in contested director elections). Consequently, if you want us to vote your securities on your behalf on the election of directors, you must provide voting instructions to us. Voting on matters presented at shareholder meetings, particularly the election of directors is the primary method for shareholders to influence the direction taken by a publicly-traded company. We urge you to participate in the election by returning the enclosed voting instruction form to us with instructions as to how to vote your securities in this election.

If your securities are held by a broker who is a member of the New York Stock Exchange (NYSE), the rules of the NYSE will guide the voting procedures. These rules provide that if instructions are not received from you prior to the issuance of the first vote, the proxy may be given at the discretion of your broker (on the tenth day, if the material was mailed at least 15 days prior to the meeting date or on the fifteenth day, if the proxy material was mailed 25 days or more prior to the meeting date). In order for your broker to exercise this discretionary authority, proxy material would need to have been mailed at least 15 days prior to the meeting date, and one or more of the matters before the meeting must be deemed "routine" in nature according to NYSE guidelines. If these two requirements are met and you have not communicated to us prior to the first vote being issued, we may vote your securities at our discretion on any matters deemed to be routine. We will nevertheless follow your instructions, even if our discretionary vote has already been given, provided your instructions are received prior to the meeting date.

The following instructions provide specifics regarding the meeting for which this voting form applies.

<u>Instruction 1</u>
All proposals for this meeting are considered "routine". We may vote in our discretion on all proposals, if your instructions are not received.

If your securities are held by a bank, your securities cannot be voted without your specific instructions.

<u>Instruction 2</u>
In order for your securities to be represented at the meeting on one or more matters before the meeting, it will be necessary for us to have your specific voting instructions.

If your securities are held by a bank, your securities cannot be voted without your specific instructions.

<u>Instruction 3</u>
In order for your securities to be represented at the meeting, it will be necessary for us to have your specific voting instructions.

<u>Instruction 4</u>
We have previously sent you proxy soliciting material pertaining to the meeting of shareholders of the company indicated. According to our latest records, we have not as of yet received your voting instruction on the matter(s) to be considered at this meeting and the company has requested us to communicate with you in an endeavor to have your securities voted.

**If you hold your securities through a Canadian broker or bank, please be advised that you are receiving the voting instruction form and meeting materials, at the direction of the issuer. Even if you have declined to receive securityholder materials, a reporting issuer is required to deliver these materials to you. If you have advised your intermediary that you object to the disclosure of your beneficial ownership information to the reporting issuer, it is our responsibility to deliver these materials to you on behalf of the reporting issuer.

These materials are being sent at no cost to you.

<u>To attend the meeting and vote your shares in person or virtually (as applicable)</u>
If you wish to attend the meeting, mark the appropriate box on the other side of this form, and a legal proxy will be issued and mailed to you. The legal proxy will grant you or your designate the right to attend the meeting and vote in person or virtually (as applicable), subject to any rules described in the Proxy Statement applicable to the delivery of a proxy.

The legal proxy will be mailed to the name and address of the beneficial holder noted above. **You need to submit and deliver the legal proxy in accordance with the proxy deposit date and any instructions or disclosures noted in the Proxy Statement.** You or your designate must attend the meeting for your vote to be counted.

Allow sufficient time for the mailing and return of the legal proxy by the proxy deposit date to the issuer or its agent.

Please be advised that if you, the beneficial holder, ask for a legal proxy to be issued, you may have to take additional steps in order for the proxy to be fully effective under applicable law. For example, it may be necessary that you deposit the legal proxy with the issuer or its agent in advance of the meeting. Further, if a legal proxy is issued, all other voting instructions given on this voting instruction form will not be effective.

This Voting Instruction Form confers discretionary authority to vote on such other business as may properly come before the meeting or any adjournment thereof.

<u>Disclosure of Information – Electing to Receive Financial Statements or Requesting Meeting Materials</u>
By electing to receive the financial statements or requesting meeting materials, your name and address may be provided to the issuer (or its agent) for mailing purposes.

05022021

PLEASE SEE OVER

88338H803

3
3

S19606-